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                                                               Exhibit 99.01

                                                               NEWS RELEASE


   INDUSTRIAL SCIENTIFIC
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        CORPORATION         1001 Oakdale Road           Phone 412-788-4353
                            Oakdale, PA 15071-1500      1-800-DETECTS(338-3287)
                            USA                         Fax 412-788-8353


October 24, 1996

FOR IMMEDIATE RELEASE

For additional information contact:
James P. Hart, Vice President Finance and
               Chief Financial Officer

      INDUSTRIAL SCIENTIFIC CORPORATION ACQUIRES McNEILL INTERNATIONAL'S
                               SYSTEMS DIVISION

PITTSBURGH, PA--Industrial Scientific Corporation (NASDAQ/NMS symbol: ISCX) announced today it has purchased all of the gas monitoring systems products manufactured by McNeill International for an undisclosed price. McNeill International was founded in 1989 by W. Allan McNeill and is based in Cleveland, Ohio. Mr. McNeill has agreed to serve in a consulting capacity to Industrial Scientific in order to insure a smooth transition and sales integration of the products.

Kent McElhattan, President and CEO of Industrial Scientific, commented,
"This acquisition expands the products we can offer to customers as solutions to their gas monitoring needs. Until now, Industrial Scientific has specialized in supplying rugged, personal portable market instruments to protect humans individually, regardless of their location. By contrast, the McNeill products are permanently wall-mounted, making them specific to an area rather than to a person. Due to their design, McNeill's products can be integrated into complex control room monitoring systems, off-shore oil rigs, contamination zones and other difficult locations."

"Most customers require a combination of portable and wall-mounted products to address their full spectrum of needs. Market surveys indicate the total size for McNeill's permanent mounted products is larger than the market for personal portable instruments, thereby opening up new growth avenues for Industrial Scientific both in North America and abroad. The marketing, sales and distribution strength of Industrial Scientific, combined with our extraordinarily high engineering and manufacturing standards, are expected to accelerate sales growth for the McNeill products."

"We are extremely pleased that Allan McNeill has agreed to join our sales and marketing team in a special consulting capacity. His extensive and successful experience in the industry will expedite this project."

Industrial Scientific is offering full employment to all McNeill employees along with relocation packages covering their move to Pittsburgh.

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments and other technical products for the preservation of life and property.